Sub-item   77H:   Changes   in   control   of registrant
On April 2, 2001, The Hartford Life and Accident Insurance Company ("Hartford Life") acquired Fortis Advisers, Inc. ("Fortis Advisers") and its subsidiaries, including Fortis Investors, Inc. ("Fortis Investors"). Hartford Life is a subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). Prior to the acquisition, Fortis Advisers served as the investment adviser to the registrant and Fortis Investors served as the principal underwriter to the registrant. HL Investment Advisors, LLC ("HL Advisors"), a wholly owned indirect subsidiary of The Hartford, is now the investment adviser to the registrant. As a result of the acquisition, HL Advisors became (with approval by the registrant's Board of Directors) the interim investment adviser to the registrant. Contract holders of record on March 23, 2001 then approved a definitive investment advisory agreement with HL Advisors at a special meeting of the registrant's shareholders, held on May 31, 2001. Hartford Administrative Services Company, formerly Fortis Advisers, serves as transfer agent and dividend agent to the registrant. Woodbury Financial Services, Inc., formerly Fortis Investors, acts as principal underwriter to the registrant.